UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007.

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to .

Commission file number 000-26076

SINCLAIR BROADCAST GROUP, INC.

401(k) RETIREMENT SAVINGS PLAN

(Full Title of Plan)

SINCLAIR BROADCAST GROUP, INC.

10706 BEAVER DAM ROAD

HUNT VALLEY, MD 21030

(Name of issuer of the securities held pursuant to the Plan

and address of its principal executive office)

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

SINCLAIR BROADCAST GROUP, INC.

401(K) RETIREMENT SAVINGS PLAN

DECEMBER 31, 2007 and 2006

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

Reznick Group, P.C.	Tel: (410) 783-4900
500 East Pratt Street	Fax: (410) 727-0460
Suite 200	www.reznickgroup.com
Baltimore, MD 21202-3100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee

Sinclair Broadcast Group, Inc.

    401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sinclair Broadcast Group 401(k) Retirement Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits and supplemental information for the year then ended December 31, 2007. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Atlanta  •  Baltimore  •  Bethesda  •  Charlotte  •  Chicago  •  Sacramento  •  Tysons Corner

Reznick Group, P.C.	Tel: (410) 783-4900
500 East Pratt Street	Fax: (410) 727-0460
Suite 200	www.reznickgroup.com
Baltimore, MD 21202-3100

Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reznick Group, P.C.

Baltimore, Maryland

June 23, 2008

Atlanta  •  Baltimore  •  Bethesda  •  Charlotte  •  Chicago  •  Sacramento  •  Tysons Corner

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006

ASSETS
Investments at fair value	$79,982,145	$75,247,670
Guaranteed investment contract at fair value	5,020,757	4,396,088

Receivables
Employer contributions	1,746,337	1,670,358

Net assets available for benefits at fair market value	86,749,239	81,314,116

Adjustment from fair value to contract value for fully benefit-responsive contracts	222,306	117,257

Net assets available for benefits	$86,971,545	$81,431,373

See notes to financial statements

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET
ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2007

Additions
Investment income
Interest	$137,676
Net realized and unrealized appreciation in aggregate fair value of investments	3,461,531

Net investment income	3,599,207

Contributions
Employee	9,023,295
Employer	1,748,873

Total contributions	10,772,168

Total additions	14,371,375

Deductions
Benefit payments	8,804,481
Administrative expenses	26,722

Total deductions	8,831,203

Net increase	5,540,172

Net assets available for benefits:
Beginning of the year	81,431,373

End of the year	$86,971,545

See notes to financial statements

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - PLAN DESCRIPTION

The following description of the Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan (“the Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.  Copies of this summary are available from Sinclair Broadcast Group, Inc., Human Resources Department.

General

The Plan was adopted on January 1, 1988 and was amended and restated effective January 1, 2002 pursuant to a Massachusetts Mutual Life Insurance Company (“Mass Mutual”) Non-standardized 401(k) Profit Sharing Plan Prototype Plan Document.  The Plan is a participatory defined contribution plan covering substantially all of our employees.  As of September 1, 2005 an employee is eligible to participate in the Plan upon successful completion of the introductory period (90-day evaluation period to which all new employees and re-hires are subject).  Re-hires, if eligible to participate in the plan on their date of termination, are eligible to enter the plan on the date of re-hire.  Although employees may participate in the plan they will not be eligible to receive the discretionary company match until they have completed one year of service, defined as 1,000 hours worked in a 12-month consecutive period.  Prior to September 1, 2005 an employee was eligible to participate in the Plan upon attaining 21 years of age and having completed one year of service, defined as 1,000 hours worked in a 12-month consecutive period.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees contribute to the Plan through payroll deductions, up to a maximum of 98% of their total compensation.  Each participant’s account is credited with the participant’s contribution, our matching contribution, and their pro rata share of earnings or losses on invested assets of the trust funds.  Our matching contribution for all participating employees is discretionary and during 2007 was equal to 50% of the employees’ contributions up to a maximum deferral of 4% of their total compensation.  Participants must be employed at the end of the Plan year, have completed one full year of service and have completed at least 1,000 hours of service in the plan in order to receive our matching contributions.  Contributions to the Plan are invested in the available investment options in accordance with the participant’s election.  A terminating member of the Plan has the option to maintain their account (if the balance is over $5,000) or be paid the current value of their contributions to the Plan reduced by any outstanding loan balances.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

Unless the member is fully vested, as defined, they must forfeit the current unvested value of the employer’s contribution to their account.  In accordance with the terms of the Plan, such forfeitures are first applied to pay administrative expenses of the Plan, if any, and then to reduce future contributions required of the employer.  Participants are fully vested in their contribution to the Plan and related earnings.  Under the provisions of the Plan, eligible employees become 20% vested in employer contribution amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service and 100% vested after six years of service.

Unallocated assets in the Plan were approximately $191,000 and $214,000 as of December 31, 2007 and 2006, respectively.

The December 31, 2007 and 2006 employer contributions include a receivable that was funded subsequent to the Plan’s year end with our common stock.  We may also make additional discretionary profit sharing contributions each year.  There were no additional discretionary contributions during 2007.

Upon enrollment, a participant may direct employee contributions to any of the Plan’s available fund options except the Sinclair Broadcast Group Common Stock Fund.  Employer contributions are invested in common stock, but may be redirected by participants to other fund options immediately.

Payment of Benefits

Participants may elect one of several methods to receive their vested benefits including: (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime; (b) the purchase of a life annuity; (c) equal installments over a period of not more than the participant’s assumed life expectancy (or participant’s and participant’s beneficiary’s assumed life expectancy) at the time of distribution; (d) a lump sum distribution; or (e) partial distributions.  In the absence of such election by the participant, the method of distribution shall be determined by the Plan.  Upon termination of employment before normal retirement, a lump sum distribution may also be made.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

Participant Loans

Participants have the option to borrow from the vested portion of their account.  The minimum loan amount is $1,000 and the maximum loan permitted is the lesser of: (1) $50,000; or (2) one-half of their vested balance, and is secured by the balance in the participant’s account with interest charged based on the prime rate at the time of borrowing. Participants may have two loans outstanding at one time.  Generally, the term of the loans may not exceed five years.  Interest income from these loans is treated as income to the Plan and is allocated with other earnings on investments.  Principal and interest are paid ratably through monthly payroll deductions.

Plan Termination

Although we have not expressed any intent to do so, we have the right under the Plan to discontinue our contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. Certain administrative expenses are borne by Sinclair Broadcast Group, Inc.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The fair value of the participation units owned by the Plan in the pooled separate accounts is based on quoted redemption values on the last business day of the Plan year as determined by Massachusetts Mutual Life Insurance Company (Mass

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

Mutual).  The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are presented at fair value.  The fair value of the investment contracts at December 31, 2007 and 2006 was $5,020,757 and $4,396,088, respectively.  Contract values represent contributions and reinvested income, less any withdrawals, plus accrued interest, because these investments have fully benefit-responsive features.  Under certain conditions, participants may receive less than the contract value of their accounts invested in the investment contracts, as determined by Mass Mutual.  At December 31, 2007, there are no reserves against contract values for credit risk of contract issuers or otherwise.  The crediting interest rate for these investment contracts is reset biannually by the issuer but cannot be less than permanent minimum interest rate of 3.0%.  The interest rate was 3.25% and 3.2% at December 31, 2007 and 2006, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Sinclair Broadcast Group, Inc. Common Stock Fund (the Fund) is tracked on a unitized basis.  The Fund consists of our common stock and funds held in the Investors Bank and Trust Money Market Fund sufficient to meet the Fund’s daily cash needs.  Unitizing the Fund allows for daily trades.  The value of a unit reflects the combined market value of our common stock and the cash investments held by the Fund.  At December 31, 2007, 608,799 units were outstanding with a value of $6.82 per unit.  At December 31, 2006, 642,872 units were outstanding with a value of $8.22 per unit.

Benefit Payments

Benefit payments are recorded when paid.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE 3 - INVESTMENTS

During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in aggregate fair value as follows:

Net realized and unrealized appreciation in aggregate fair value:

Pooled separated accounts	$4,285,844
Sinclair Broadcast Group, Inc. Common Stock	(824,313)
$3,461,531

The following presents individual investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006
Select Large Cap Value (Davis)	$12,491,284	$13,059,146
Select Focused Value (Harris/C&B)	12,211,733	12,981,112
Select Overseas (MFS/Harris)	8,448,649	8,680,241
Select Fundamental Value (Wellington)	6,929,161	6,557,181
Select Blue Chip Growth (TRP)	5,393,364	(a)
SF Guaranteed Interest Fund	5,020,757	4,396,088
Sinclair Broadcast Group, Inc. Common Stock Fund	(b)	5,282,914
Select Growth Equity (GMO)	(b)	4,658,963

(a)  This fund did not exist in 2006.

(b)  This fund did not represent 5% or more of the Plan’s net assets at December 31, 2007.

NOTE 4 - INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated April 23, 2002 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and, therefore, the related trust is tax-exempt.  In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 6 - DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$86,971,545	$81,431,373

Less: employer contributions receivable at end of year	(1,746,337)	(1,670,358)

Net assets available for benefits per the Form 5500	$85,225,208	$79,761,015

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the year ended December 31, 2007:

Employer contributions per financial statements	$1,748,873
Less: employer contribution receivable at end of year	(1,746,337)
Add: employer contribution receivable at beginning of year	1,670,358

Employer contributions per the Form 5500	$1,672,894

The financial statements are prepared on an accrual basis whereas the Form 5500 is prepared on a modified cash basis.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE 7 – PARTIES IN INTEREST TRANSACTIONS

The employer matching contributions are paid out in shares of the Sinclair Broadcast Group, Inc. common stock.

Certain Plan investments are shares of mutual funds managed by MassMutual Financial Group®.  MassMutual is the third party administrator as defined by the Plan.  These transactions qualify as exempt party-in-interest transactions.

SUPPLEMENTAL INFORMATION

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

EIN: 52-1494660   Plan # 001

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2007

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost (2)	Current Value
Guaranteed investment contract:
SF Guaranteed Interest Fund (1)	428,768 units		$5,243,063

Pooled separate accounts:
Select Large Cap Value (Davis) (1)	89,512 units		12,491,284
Select Focused Value (Harris/C&B) (1)	47,765 units		12,211,733
Select Overseas (MFS/Harris) (1)	50,073 units		8,448,649
Select Fundamental Value (Wellington) (1)	44,207 units		6,929,161
Select Blue Chip Growth (TRP) (1)	20,609 units		5,393,364
Premier Strategic Income (OFI) (1)	23,455 units		4,210,620
Premier Core Bond (Babson) (1)	23,535 units		3,705,294
Spectrum Growth (T. Rowe Price) (1)	13,667 units		3,144,194
Select Mid Cap Growth II (TRP) (1)	11,197 units		2,933,567
Int’l New Discovery (MFS) (1)	6,855 units		2,101,822
Premier Global (OFI) (1)	7,699 units		1,922,475
Select Aggressive Growth (Sands/Delaware) (1)	25,044 units		1,822,835
Select Small Company Value (Clover/TRP/EARNEST) (1)	8,915 units		1,557,141
Destination Retirement 2010 (1)	11,327 units		1,432,382
Select Value Equity (Fidelity) (1)	8,699 units		1,253,389
Select Small Company Growth (Mazama/Eagle) (1)	8,125 units		1,112,278
Select Small Cap Growth Equity (W&R/Wellington) (1)	5,531 units		1,096,790
Select Strategic Bal (Clearbridge/Western) (1)	4,619 units		563,052
Washington Mutual Investment (American) (1)	3,335 units		522,637
Destination Retirement 2030 (1)	2,085 units		515,665
Destination Retirement 2020 (1)	1,306 units		321,620
Destination Retirement 2040 (1)	1,072 units		292,828
Destination Retirement Income (1)	236 units		56,780
Total pooled separate accounts			74,039,560

SBGI Common Stock (1)	478,817 units		3,939,298
IBT Money Market (1)	128,982 units		210,467
Cash and cash equivalents (1)	3.25%		16
Participant loans (1)	5.00%-10.50%		1,792,804
Total investments			$85,225,208

(1) Party in interest

(2) Historical cost has not been presented, as all investments are participant directed.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

EIN: 52-1494660   PLAN # 001

SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 2007

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

MassMutual	Select Growth Equity	—	4,694,870	—	—	4,254,955	4,694,870	439,915
MassMutual	Select Blue Chip Growth	4,694,870	—	—	—	—	—	—

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINCLAIR BROADCAST GROUP, INC.
401(k) Retirement Savings Plan

	By:	/s/ David R. Bochenek
David R. Bochenek
Vice President/Chief Accounting Officer

Dated: June 27, 2008

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm